Exhibit 12.1

HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

	YEAR ENDED DECEMBER 31,
	2014	2013	2012	2011	2010

Earnings
Consolidated income from continuing operations before income taxes	$2,436	$4,601	$3,337	$2,272	$3,018

Add: Fixed charges (excluding capitalized interest)	374	488	517	499	490
Add: Amortization of capitalized interest	26	25	30	39	52
Add: Distributed earnings of equity investees	—	3	11	9	7
Less: (Earnings)/losses of equity investees	84	(17)	(12)	1,068	506
Less: Pretax noncontrolling interests in (income) loss of consolidated subsidiaries with no fixed charges	—	(177)	(23)	(26)	(17)

Total earnings	$2,920	$4,923	$3,860	$3,861	$4,056

Fixed Charges
Interest expense (a)	$323	$416	$429	$391	$369
Interest capitalized	76	60	28	13	5

Total interest incurred (including amortization of debt discount)	399	476	457	404	374
Portion of rent expense representative of interest (b)	51	72	88	108	121

Total fixed charges	$450	$548	$545	$512	$495

Ratio of Earnings to Fixed Charges	6.5	9.0	7.1	7.5	8.2

(a)	Includes amortization of debt issue costs and discounts or premiums.
(b)	Represents management’s estimate of the interest portion of rent expense.